SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, DC  20549


                         FORM 12b-25


                                               Commission File Number  1-12351

                 NOTIFICATION OF LATE FILING
(Check One):  Form 10-K   Form 11-K      Form 20-F     X  Form 10-Q

              Form N-SAR

          For Period Ended: September 30, 1998

           Transition Report on Form 10-K      Transition Report on Form 10-Q
           Transition Report on Form 20-F      Transition Report on Form N-SAR
           Transition Report on Form 11-K

For the Transition Period Ended: __________________________________________
Read attached instruction sheet before preparing form.  Please print or type.

               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

               If the notification relates to a portion of the filing checked above, identify the item(s) to which
     the                                        notification
     relates:_______________________________________________
____________________________________________________________



                           PART I
                   REGISTRANT INFORMATION

          Full name of registrant:  Metris Companies Inc.
          Former name if applicable

____________________________________________________________

Address of principal executive office (Street and number)
600 South Highway 169, Suite 1800
City,  state  and  zip  code   St.  Louis  Park, Minnesota  55426

                           PART II
                   RULE 12b-25 (b) AND (c)
           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
            (b)  The subject annual report, semi-annual
X                 report, transition report on Form 10-K, 20-
                 F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
            (c)  The accountant's statement or other
                 exhibit required by Rule 12b-25(c) has
                 been attached if applicable.

                          PART III
                          NARRATIVE

          The Company filed its quarterly report on Form 10-Q for the quarter ended September 30, 1998 (the "10Q") after the Company's filing deadline of Monday, November 16th and therefore received a filing date and time of 9:44 a.m. on Tuesday, November 17th. As disclosed in the 10Q, the Company and certain affiliates of the Thomas H. Lee Group (the "Lee Group") reached agreement on a complex investment by the Lee Group in the Company on Friday evening,
November 13th. In fact, the text of certain ancillary agreements was not completed until after 3:00 a.m. on Saturday, November 14th. The Company's senior management, including staff responsible for the 10Q, were engaged in week-long negotiations with representatives of the Lee Group.

          Because of the impact of the $300 million transaction with the Lee Group on the Company, the agreement reached late Friday evening needed to be summarized in the 10Q. Despite the Company's diligent efforts throughout the day Saturday and Sunday to complete this summary on a timely basis, the 10Q, including the discussion of the Lee Group investment and its impact on the Company's financial position, was not completed until late afternoon on Monday, November 16th. Subsequent efforts to revise the EDGAR filing and attach lengthy exhibits caused the 10Q to file after the 5:30 p.m. EST deadline on November 16th.

          Pursuant to Rule 12b-25(b) the Company represents that it could not file the 10Q on a timely basis without unreasonable effort and that the 10Q was filed prior to the fifth calendar day following the prescribed due date.

                           PART IV
                      OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

Z. Jill Barclift                        (612) 525-5090

     (2)  Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934
or Section 30 of the Investment Company Act of 1940 during the preceding 11 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the anser is no, identify report(s).
                                               X  Yes      No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?
                                                 Yes    X  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    Metris Companies Inc.
        (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  November 17, 1998       By  /s/ Z. Jill Barclift
                                   Z. Jill Barclift, Vice President,
                                   General Counsel